October 4, 2010

Amy Geddes
The Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re: E World Interactive Inc.
File No. 333-130707/000-52438

Dear Amy,

I have attached here a series of answers to the points in your letter of September 09, 2010 and in accordance with your point General – 1, have amended Form 10K for year ended December 31, 2009 and the 10K/A has now been filed with the notes on the revisions and further comments relating to your points raised on the Form 10K for December 31, 2009 set out below. The comments included in this letter as they refer to Shanghai Perfect CPA Partnership have been approved by them.

Our comments on the other matters referred in same letter relating to the 10-Q for the Quarterly Period ended June 30 are set out below. Regarding the Item 6, Consolidated Statement of Cash Flows, we consider that it may be appropriate to amend the Financial Statements as set out in the note.

Following consideration of the comments below, we await your considered view of our response and in particular, your agreement on Item 6 referred to above, after which, if you are in agreement, the 10Q/A will be filed.

Form 10-K for the Year Ended December 31, 2009

General

1.	Amendments of the Form 10-K
a.
File number 000-52438. It appears that the prior management failed to inform us about the change in file number. The 10K correctly refers to the 000-52438 and all future filings will refer to this number.

b.	The item of $3.041 million gain is re-stated as a gain on conversion and not an extraordinary item.
c.
The amended 10K includes the corrected audit report from our accountants, who themselves had referred to their firm as ‘Shanghai Perfect CPA’ in their signature, correctly dated. This is correctly dated as of the date of the amended Form 10K/A.

d.	Note 7 from Page F-11 is corrected.
e.	Note 9A on Internal Control and Procedures is amended and refers to the ‘limitations on reliance on the internal controls and procedures’.

Shanghai Perfect CPA Partnership has approved the amendments to the 10K and the corrected financial statements.

2.	Audit report
Shanghai Perfect CPA Partnership is a formally qualified and expert in US GAAP, is PCAOB approved and is listed as such on the PCAOB website.

For the period in question, the substance of the operations of E World was in Shanghai, China and during this year, the company became a shell. This continued until the period to June 2010, in which period, E World acquired a new US based subsidiary and re-located its principle office to Las Vegas, Nevada and to coincide with this, we felt it more appropriate to the activities of the company to have US based auditors, with the appointment of De Joya Griffith in this capacity.

From 10-Q for the Quarterly Period ended June 30, 2010

3.	Acquisition of Media and Technology Solutions, Inc. – Common Control
In our review of the accounting here, there are a number of issues and points raised which were considered at the time of the completion of the financial statements
(a)	Purchase versus Acquisition under common Control
In the consideration of the acquisition under common control or a purchase, the assets and liabilities of Media and Technology are carried at the Media & Technology ‘carrying value’. The transaction did not create any goodwill as the assets and liabilities were acquired at this ‘Carrying Value under Common Control’ and not ‘Fair value’.

The common control of both E World Interactive, Inc. and Media and Technology Solutions, Inc. is fully disclosed prominently and referred to a number of times in the notes to the financial statements and elsewhere in the 10-Q.

(b)	Media & Technology Solutions as the predecessor business.

E World was a shell company at the time of the acquisition of Media and Technology, resulting from the organized wind-down of its prior operations, which were reasonably substantial but had incurred substantial losses. It disposed of a number of subsidiaries in 2008 and ceased all operations. This left of residue of re-organization matters which were required and completed in 2009, resulting in an injection of capital following the reverse split of the common stock and the agreement on the conversion of debt to common stock, at a significant gain referred to in point 1(a) above.

Media and Technology Solutions, Inc. is a new corporation formed in February 2010 to engage in and commercialize certain contracts which it acquired from its majority shareholder Blue Atelier, Inc. At the time of acquisition, one of the contracts had commenced its commercialization, that of the Mother’s Hall of Fame which started live operations in May 2010 with the production of TV adverts and back-office call centre operations, web site etc.

There are a number of reasons why in this case, it would not be considered that Media and Technology was the predecessor business
(i)	No revenues had yet been generated by Media and Technology at the time of acquisition
(ii)	E World is and has been in discussion on a number of diverse acquisitions and Media and Technology, is not and was not ever planned to be the core business of E World.
(iii)	E World previously had a substantial media business prior to its re-organization.
(iv)
E World became a shell company following the disposal of its subsidiaries in 2008, although recording revenues of $1.8m in 2008, albeit with a loss of $2.6m, a relatively short time prior to this acquisition.

Considering the points above and the scale of prior operations of E World and the limited operations of Media and Technology at the time of acquisition, presentation of Media and Technology as reflected in the financial statements included in the June 10-Q is appropriate in this circumstance.

4.	Historical cost of the intangible assets of Media and Technology Solutions, Inc.
Media and Technology had purchased these intangible assets from Blue Atelier, Inc. for a Promissory Note of $150,000 which their management believed was value for these assets. Consideration of their management of this fact was noted in the audited financial statements of Media and Technology prepared by Media and Technology management at the time of acquisition by E World. This valuation was deemed to be reasonable at the time of purchase by Media and Technology, based on combination of factors including historic cost, market value etc.

The consideration for the purchase by E World was common stock which has limited real market value at this point in time, given the limited market in the stock and market value at this time.

The value of these assets was considered at the time of acquisition and again by E World on June 30, 2010 at the time of review of the financial statements by E World auditors as part of the 10Q and it was the management’s opinion at that time that there was no diminution in the value attributed to these assets at that time.

Media and Technology acquired the premium web-site and domain name from Blue Horizons Group in Phoenix AZ, an unrelated company specialized in multi-level marketing of green energy related business.

5.	Acquisition of Media and Technology Solutions, Inc. as a business pursuant to S-X Rule 11-01(d)

The determination that the acquisition of Media and Technology was the acquisition of a business was evaluated on ‘whether the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations’.

Media and Technology is a broad-based media business focused on TV related operations in the US. After Media and Technology acquired certain contracts and rights, it subsequently proceeded to commercialize these assets prior to its acquisition by E World as follows
(a)	The Cowboy Lifestyle Show asset with the pre-production and development of the promotional video for the project and the broadcast agreement for the show with the America One TV Network.
(b)
On its Mother’s Hall of Fame property, Media and Technology had entered into (i) a services agreement with Cyber Futuristics for the provision of marketing support and call centre services (ii) a revenue share agreement with ValCom Inc. and My Family TV, LLC, and (iii) the production of TV commercials and the broadcast of these commercials on My Family TV Network.

(c)	Media and Technology had also developed websites, TV promos etc. for these assets with its partners on these projects.

Following acquisition, E World had Media and Technology continue development and commercialization of these projects and this has led to Media and Technology itself being recognized as the media brand arm of E World and we continue to consider other media ventures since its acquisition under the Media and Technology Solutions brand, and therefore since the acquisition, ‘the nature of the revenue-producing activity of the component will remain generally the same as before the transaction’. Although Media and Technology had not generated any revenues at the time of acquisition or since, the nature of its media business is such that revenues take some time to be generated with a long lead-in time but can generate revenues for a considerable time once started. While Media and Technology did not have any physical facilities or employees, its market distribution, sales, customers, operating rights, production techniques and trade names all remain the same since the acquisition and all remain integral to the operation of the Media and Technology business.

Consolidated Statements of Cash Flows

6.	Pre-acquisition Loss at Media and Technology Solutions, Inc.

With regard to your point (6) relating to Form 10-Q for the period ended June 30, 2010 and the Consolidated Statements of Cash Flows, the Financial Statements, we consider that it may be appropriate to amend the 10Q so that the ‘Pre-Acquisition Shareholders Fund’ deficit of Media & Technology Solutions, Inc. of $16,543 is reflected as a reduction in the value of Common Stock rather than the Accumulated Deficit.

Media and Technology Solutions, Inc. incurred losses of $17,543 from its inception to the date of acquisition by E World Interactive, Inc. and had a net shareholders fund deficit on acquisition of $16,543.  This is referred to in Note 6 of the Notes to the Financial Statements as part of the 10Q/A.This arose from a variety of operating expenses including general, administrative, operational and development costs on the various media projects net of the capital contribution of common stock of $1000.

The amended Financial Statements will then also include the following explanatory note and table and the Consolidated Statement of Cash Flows:

Note 2 - Restatement: Pre-acquisition Deficit at Media and Technology Solutions, Inc.

The Shareholders Deficit and the Consolidated Statements of Cash Flows, the Financial Statements have been restated so that the pre-acquisition shareholders fund deficit of Media & Technology Solutions, Inc. of $16,543 is reflected as a reduction in the value of ‘Common Stock’ rather than ‘Accumulated Deficit’. This restatement had no effect on per share earnings.

Shareholders Funds at 30-June -2010	June 30,	June 30,
	2010	2010	Difference
	(Unaudited)	(Unaudited)
	(Restated)	(Prior Reported)
Common Stock, no par value, 150,000,000 shares authorized, 43,252,480 and 33,252,480 shares outstanding as of June 30, 2010 and December 31, 2009 respectively	4,197,587	4,214,130	(16,543)
Comprehensive income	(1,113)	(1,113)	-
Accumulated deficit	(4,344,335)	(4,360,878)	16,543
Accumulated deficit during development stage	(27,862)	(27,862)	-
Total Shareholders' Deficit	(175,723)	(175,723)	-

The Consolidated Statement of Cash Flows included as part of the Financial Statements will then be as follows

E World Interactive, Inc.
(A Development Stage Company)
Consolidated Statement of Cash Flows
(Unaudited)

	For the six months period ended June 30		From April 1, 2010
	2010	2009	June 30, 2010

Operating Activities
Cash flows from operating activities
Net Profit/(Loss)	$(39,762)	$(81,540)	$(27,862)
Changes in operating assets and liabilities
Prepaid assets	-	(29,800)	-
Accounts and other payables	32,946	47,443	11,945
Cash used in operating activities	(6,816)	(63,897)	(15,917)

Investing Activities
Cash flows from investing activities
Purchase of Intangible Assets	(449)	-	(449)
Cash used in investing activities	(449)	-	(449)

Financing Activities
Cash flows from financings activities
Short-term borrowing	-	115,000	-
Deficit from acquisition	(16,543)	-	(16,543)
Advances due to shareholders	24,755	20,600	33,856
Cash Provided by Financing Activities	8,212	135,600	17,313

Effects of exchange rate changes	-	(75,334)	-

Increase (decrease) in cash	947	(3,631)	947

Cash, Beginning of Period	77	3,798	77

Cash, end of Period	1,024	167	1,024

SUPPLEMENTAL CASH FLOW INFORMATION AND NON CASH INVESTING AND FINANCING ACTIVITIES

Convertible notes issued to purchase intangible asset	$150,000	$-	$150,000

We acknowledge in preparing this response that:

(a)	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	That the company may not asset staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

I trust all of the above is in order and if there are any further questions, please do not hesitate to contact me and we look forward to your response.

Sincerely

Gerry Shirren
President  & Chief Financial Officer
E World Interactive Inc.

CC           Shanghai Perfect CPA Partnership
De Hoya Griffith